Filed by PHP Ventures Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PHP Ventures Acquisition Corp.

Commission File No. 001-40696

Date: January 30, 2024

Modulex/OTB Capital, Monday, 8th January 2024

Carl (OTB) (00:05) Well, welcome, ladies and gentlemen, to Modulex’s channel, harnessing emerging technologies like artificial intelligence, blockchain and Internet of things to meet housing and infrastructure needs. Joining us to give us a high level overview of the company, a little bit to do with the SPAC merger that’s bringing this public and a little bit of his history as well, we have the CEO Suchit joining us. Welcome, sir.

Suchit Punnose (00:22) Thank you. Thank you, Carl, for all your time.

Carl (OTB) (00:24) Yeah, pleasure to get you on. So I want to dive right into this because Modulex, which is kind of constructing the world’s largest mega factory for steel modular buildings spread across 40 acres. For newer audiences, can you kind of just give us an introduction and elevator pitch? What exactly are you guys doing there?

Suchit Punnose (00:37) Sure, yeah, thank you. So Modulex is essentially taking established 3d volumetric steel modular building technology and scaling it across emerging markets, where we feel the greatest opportunity lies for infrastructure. This is affordable housing, hospitals, hotels, care homes, etc. So the technology is proven. It’s been around in the UK since the 1950s. The world’s tallest modular hotel is in New York, which is a 28 story building completed in 90 days. The world’s tallest residential building is a 50 story tower in south of London, in Croydon, which has been built in twelve months, fully fitted out. So the technology is proven, but what we have done is we have now layered that with emerging tech. So we’re using AI for design, manufacturing efficiency and installation. We’re using the internet of things to collect data from the building using live sensors, and the entire manufacturing process is built on a blockchain based quality assurance. So AI for design, IoT enabled sensors to collect data and blockchain for the quality assurance of the entire manufacturing process, just to dive a bit deeper into the data we’re collecting, Carl, the data that we’re collecting is essentially to do three things. Firstly, to enhance user experience, secondly, to reduce carbon footprint, and third, to reduce maintenance. So by actively collecting data and applying our AI on this data, we are able to enhance the user experience. For example, residents in our buildings, if it’s a new couple, they’re sitting in the living room, they can check the temperature of their newborn baby in the bedroom. All this is possible through sensors. If there’s a change in the humidity of the external envelope, the system triggers an alert to say that there’s potentially a leak. If the pressure on the water pipes goes down, we don’t have to wait for the floor to be flooded. There’s again an alert that’s triggered, which then enables maintenance to get it in time. So it’s essentially taking a proven 3d volumetric construction technology and layering it with what we’re calling emerging tech and then enhancing the final product, which for us is carbon net zero certified. So every building that we manufacture will be carbon net zero certified.

Carl (OTB) (03:00) Yeah, I definitely appreciate the insights and it sounds very intriguing to say the least. But I wouldn’t mind getting an idea too on the clarity of coming public. I know you guys are kind of doing a special purpose acquisition merger. Do you want to just discuss what the timeline through this looks like and where we’re kind of sitting?

Suchit Punnose (03:14) Yes, indeed. We are really excited about merging through a De-Spac process onto Nasdaq. We’ll be probably one of the first constructech businesses to come onto the Nasdaq market. In terms of timeline, we are hoping to be listed somewhere between March and April. We filed the S-4 registration at the end of September and very shortly going to file the S-4a, and we are hoping that we’ll get the SEC clearance in due course to list around March April.

Carl (OTB) (03:46) Now, when we come back, I want to deep dive not only further on the business, but we’ll talk more about the capitalization and what the spac merger is going to be doing for Modulex. But I wouldn’t mind rolling back your history. What led up to this aha moment? How did you get involved with this.

Suchit Punnose (03:58) Carl, it’s been a very interesting journey, we’ve been looking at it as an entrepreneur, I’ve always been looking at how to solve problems. And one of the key things I saw from my own background was how emerging markets, not just emerging markets, I suppose, I guess even developed economies need it. But emerging markets are where the growth lies. And how do we bring about development? Through hard assets, through real estate. And if you look at traditional construction, it’s probably that one corner of all the different sectors of an economy where there is still no disruption. We’re doing the same shower and wheelbarrows and brick and mortar. So that’s what led me to think about looking at technology that would enable us to achieve high speed and high quality on a fixed cost and time guarantee. Fixed cost and time guarantee is a major issue in traditional construction. People start with an assumption of x amount of time. It never finishes on time and it never finishes on budget, which is what we’ve been used to since the beginning of time. What modular technology gives you is certainty in terms of time and costs. But more importantly, it’s about high speed and high quality because we are manufacturing the superstructure of the building that’s anything above the ground in a controlled environment, in a factory, much like a car assembly line, we are able to manufacture whether there is rain, sunshine or snow, and able to deliver. To give you an example of speed, a 100 room hotel, which is roughly, say, 55,000 sq ft, can be completed and handed over in 24 weeks. So we have chains in the UK, like travelodge, Days Inn, etc, who rolled out their portfolio on the back of this technology. Now, imagine the kind of certainty that comes about when a hotel chain actually starts taking bookings of a property that’s technically not been handed over by the contractor. And you’ll see these chains would start making bookings by the end of the fifth month, knowing very well that the property is going to be handed over to them by the end of the 6th month. And that, to me, is the disruption in all the different businesses I’ve done, I’ve always looked for that value addition that can be brought about. Now, bear in mind the fact that the technology is proven, so we’re not taking something that we have to test out. There’s millions of square feet of these buildings around, but it’s not coming to the mainstream. And what we are trying to do in Modulex, through the Nasdaq listing, is to raise about $100 million and roll out what we’re calling a mega factory. You would notice Musk calls his factories gigafactories, we’re calling ours megafactories, which are 40 acre sites that can produce up to 3 million sq ft of permanent buildings per annum and scalable to 12 sq ft of million buildings. Now, that is economies of scale that you cannot achieve through traditional construction. There are, of course, a whole raft of issues with traditional construction, heavy, water intensive pilferage, wastage, etc, which is something that we have to avoid and look at more efficient ways of construction.

Carl (OTB) (07:16) Yeah, no, this is definitely fascinating. I look forward to kind of coming back around to this story, and if that’s something that would interest you, consider subscribing for those updates as I pass it off to the viewers. We’d love to know what you think. And, yeah, as we kind of move forward here, I look forward to just furthering these discussions and seeing where this goes. But on that note, we look forward to catching you in the next one.

Modulex; Diving Into the Company’s Investor Deck with Founder & CEO Suchit Punnose, 26th January 2024

Speaker 1: Kyle Livingston

Speaker 2: Suchit Punnose

Speaker 1: Kyle Livingston

(0:05) Welcome back, ladies and gentlemen, to Modulex channel, harnessing emerging technologies like artificial intelligence, blockchain, and internet of things to meet housing and infrastructure needs. This is a very intriguing forefront on the housing market to discuss and take us through a high-level overview. To take us through the investor deck the the CEO, Suchit, joining us. Welcome back, sir.

Speaker 2: Suchit Punnose

(0:23) Thank you, Kyle, for your time. Yes, indeed. We’re really excited to present Modulex. It is indeed a construct tech business delivering modular buildings 2.0. And why we say that is because essentially we are, we’ve taken an established, proven technology and then layering it with IoT, blockchain, and AI. So IoT-enabled smart buildings, CarbonNet Zero certified, design using AI, and quality assurance on blockchain. And we are taking this technology, the upgraded technology, and rolling it out in the form of 20 megafactories across 15 countries.

(1:04) Our usual disclaimers (slide 2-6), if I could, just to quickly flick through it. And coming on to, this is what I really like about this business (slide 7). It is the next chapter in constructech and how Apple changed smartphones, how Tesla changed cars is how we believe Modulex will change buildings.

(1:26) (slide 8) So a quick summary, we’re taking British off-site steel modular building technology, global to cater to rising demands of construction in growth markets, such as India and BRICS and N11 economies. But we’re also planning to export from India into the UK, US, and the EU markets.

(1:45) Our product is, as I said earlier, constructech 2.0. CarbonNet Zero certified, 3D volumetric steel modular building technology with AI-powered design and IoT-enabled data points and quality assurance on blockchain. And we have a fantastic team. Our group managing director is a senior UK modular industry expert. He has run the UK’s third largest modular company and has now put together a team to do this rollout. And as I mentioned earlier, we’re going into, we’ve got one factory already under construction, the first mega factory in India, which should be completed by the end of the year, and then we’re hoping to do 19 more in 15 countries over a period of 10 years. And we’re seeking about $100 million. And this $100 million would be the last equity we would need. There’s no further dilution. As a rollout, it’s going to be funded through internal accruals and divesting part stake in subsidiaries.

(slide 9) So it’s a well-structured opportunity in our view. It’s a strong platform. We have an experienced management team. We’ve got a clear, scalable business plan. Each of these megafactories can build 300,000 square metres or 3 million square feet of buildings. And it’s scalable to 1.2 million square metres or 12 million square feet. Significant amount of capacity, I would say, to cater to the enormous need for all types of permanent buildings.

(3:11) What we are is a modern method of construction. Modern because this is a technology that evolved after World War II. Ever since the 40s. And the technology that we’ve got is something that’s already is building 50-storey buildings in record time. And we’ve, of course, embellished that technology with emerging tech, but also providing carbon net zero certification to our buildings so that our end users can be proud of living in an advanced building, which is also carbon net zero certified.

(3:46) The market opportunity is huge. We want to take it into the growth markets, which is where the major construction boom lies. And we’ve identified five key initial target markets to go into. This consists of India, of course, which is going to be having a trillion-dollar real estate market by the end of 2030. And, of course, Saudi Arabia, South Korea, Vietnam, Egypt and Indonesia, all of which are very good markets to look at. And we’re, of course, focusing on shareholder value. Besides this hundred million as equity of structure debt, there’s no more requirement. And we are hoping to list by the end of Q1 2024 on NASDAQ. And we will be one of NASDAQ’s first constructech businesses. It may be also be worthwhile to tell you that founders, directors and key personnel, we have locked down our shares for three years and our existing shareholders. I’ve also locked down their shares for two years showing long-term commitment towards the business.

(4:47) (slide 10) So the problem statement, traditional construction has time and cost overruns, poor quality and high climate footprint. Construction is indeed the sixth most polluting industry with excessive consumption of water and energy. (slide 11) The solution is off-site manufacturing, manufacturing of the superstructure in a semi-automated straight line production, a line like the assembly line set up by Henry Ford and manufacturing 24-7 basis.

(5:15) Quality assurance, quality is paramount in everything we do. And especially when it comes to a manufacturing environment, we were able to achieve much higher standards of quality and low climate footprint coming through modern methods of construction, such as 3D volumetric steel modular buildings. The carbon footprint is on an average 50 to 60 percent less per square metre or square foot compared to traditional construction.

(5:43) (slide 12) So broadly, to give you an idea on the construction sector, there are two types of technologies, traditional and modern methods of construction. Modern methods of construction is something that’s evolved, as I said earlier, after World War Two. Within that, we’ve got a PEB or engineered buildings. And we have panelized a 2D or precast. And what we’re doing is volumetric or 3D. And why it is volumetric or 3D is because each of these modules come as a fully fitted out module. So if it is a hotel module, it will leave with a bed, mattress, pillow, throw, curtain. Everything is literally fitted into it and then shipped to the site and craned into position.

(6:28) So a quick note of the key features. (slide 13) Short build time. We can build a 100 room hotel in 24 weeks. We can build a 92,000 square feet, 40 bed hospital in as little as 160 days. 90 percent of it is built offsite. It’s factory built.

(6:46) And we give commercially a fixed cost and time guarantee, which are two points that I would like to stress on. Traditional construction does not give you that ability to guarantee the cost and time. And we are 30 percent cheaper to maintain based on the fact that we have higher standards of insulation. Our technology is pretty standard qualified, but it can easily be transported into US and other market regulations. It’s fully mortgageable, earthquake resistant. And we have designs up to 24 floors. The world’s tallest building is in Croydon, and that’s currently 44 stories, which I’ll talk about.

(7:24) (slide 14) Now, earlier I mentioned modular buildings 2.0. So we’re taking existing proven technology. There are millions of square feet of buildings across the UK in hotels, hospitals, residential care homes, etc. But what we’ve done is with a progressive strategy to look at these four features. So AI being used for fast, optimised design in minutes. AI use case to optimise on manufacturing and all aspects of the business process.

(7:52) Blockchain. Very important. We are giving a traceable quality assurance. You can go back and track everything that went into that building from day one, which shift it was done on, much like a car assembly line. You get to know when it was done, who did it, and also what goes into the buildings and posts. And over clients can maintain the maintenance schedules of that building on the blockchain, which we believe will enhance the end value of that asset ultimately when it’s to be sold off.

(8:21) Internet of Things, IoT, live data through multiple sensors. So we’re collecting data for three things. We’re collecting data to reduce the carbon footprint, enhance the user experience and reduce maintenance.

(8:33) (slide 15) And finally, all our buildings will be carbon net zero certified. How do we do that? A simple process of measure, mitigate and offset any overhang through third party certified offset programs.

(8:47) (slide 16) The process is very simple. We do the constant design. You can go to your architect if you like. We do the cost estimation, the structural engineering designs, and then we start simultaneously both the offsite and onsite components. So we’re looking at construction on site while for the civils of the groundwork, while offsite the manufacturing. And then once the modules are completed, we transport it to site and we do the installation and the finishing and a handover.

(9:15) (slide 17) A wide variety of applications, hotels, residential education, sports, student accommodation, hospitals, infrastructure, railway stations, airports, retail, commercial. So we can build all sorts of buildings. And as you can see, we can make these buildings look good. There is a general notion that these prefabricated buildings don’t look sexy. Well, they can be made to look good. You can see the far right corner there. That’s a 28 story residential building completed in six months from start to finish, Kyle. So, you know, this is really construction version 2.0, as I would say. And here are some examples (slide 18). A hundred room hotel manufactured in 45 eight hour shifts. So that’s the entire superstructure of a fifty five thousand square feet hotel, a hundred room hotel being manufactured. It’s installed in 14 eight hour shifts. The total manufacturing contracting time is 24 weeks. Come to think of it in a traditional construction, Kyle, such a hotel would take the best part of three years. In fact, the world’s tallest modular hotel is an AC Marriott in New York, which is manufactured in Poland. And it’s a 28 story structure. It was completed on site in 90 days and they delivered it 30 percent cheaper. What would have otherwise cost $100 million was delivered around $72 million. So you’re not only having time and costal advantages, but you also bringing down the overall project costs and also the carbon footprint. A 40 bed hospital in 160 days. It’s a no brainer. A fast food restaurant like McDonald’s is installed in 24 hour shifts, two 12 hour shifts later, you will have a McDonald’s drive through restaurant construction. In fact, the majority of the McDonald’s in the UK has been rolled out using this technology.

(11:08) (slide 19) Now, this is an example of the world’s tallest modular building as it stands. A 44 story tower and a 38 story tower consisting of 546 BTR built to rent units, as we call it, which is in fact owned by a US firm called Greystar. And what’s interesting here is that this was completed in 26 months, fully fitted out. So the entire block consists of fully furnished apartments let out. It’s not sold. So one landlord owns both the towers and it’s been handed over.

(11:41) (slide 20) This is that hotel I mentioned earlier. Again, it’s 160 rooms, 26 stories, 92 metres high, which is quite tall. In fact, the previous one was 135 meters tall, the 44 stories. These are real tall stories. And interesting to note, Kyle, here, you can see the module as it leaves the factory. So you can see inside the bed, the mattress, pillow, everything that goes in as per the hotel brand standards already fitted in. Hence the reason why we call it a full fit out technology.

(12:11) (slide 21) The market scope is huge. I don’t want to bore you or your audience with it, but there’s significant scope for growth in it. (slide 22) And we are looking at addressing the emerging markets and the developed market opportunities coming through from macro. And of course, as you can see, there’s significant demand for construction and overhang for this. (slide 23) So as far as our technology is concerned and our offering for the UK, and the US market is that it’ll be up to 20 percent cheaper. We will provide construction finance, a Bopas certification, which is a UK accreditation for mortgaging. And our buildings will be carbon net zero certified. So it is a pretty compelling offer where you’re getting a 20 percent cheaper. It’s carbon net zero certified, it’s a certified certification and we are throwing in the construction finance through a type of the financial institution.

(13:05) (slide 24) How are we doing this? We are constructing the world’s largest mega factory for steel, multiple buildings in India. (slide 25) That’s what it looks like. It is a 40 acre site with that shed one there to give you a perspective that is two and a half times a football field, and when I say football, soccer field. And that is the big manufacturing cluster that can produce the capacity that we’re talking about, which is 300,000 square metres of buildings. (slide 26) That just gives you an idea of the location where we’re building the factory, (slide 27) the factory construction is in progress at the moment. (slide 28) And we’re obviously planning to roll out across these different markets where we want to go into. We’re also looking at you’ve seen that list Mexico through the NAFTA arrangement. (Slide 29) We’re looking to see if we can supply into the US market from Mexico eventually, although initially we’ll be supplying from the Indian factory. And of course, we’re looking to export. Those are the marketplaces where we’re hoping to export into.

(14:07) (slide 30-33) We’ve got some marquee listed companies and investors in there. A stellar team of non-exec and exec directors are on the team as well. (slide 34) And coming on to the NASDAQ listing, we are looking to raise $100 million at a $600 million valuation. And we are hoping that we can conclude the listing by the end of Q1 o 2024 is when we are hoping we can get on to the NASDAQ as one of its first construct tech businesses.

(14:41) (slide 35) Now, Kyle, I think it’s important that I take a minute to explain our values, which is essentially mainstream impact investment. So this is a project incubator by Red Ribbon Asset Management, PLC, and they follow the principles of Triple P bottom line of planet, people and profit. So when it comes to planet, it’s reducing construction waste, using recycled materials, reducing energy consumption and also reducing deliveries to construction site, therefore reducing the emission. As far as people are concerned, we’re looking at a modular construction academy to train, a labour from local communities. We’re looking at 50 percent of the labour force with women initially and increase it to 100 if we can and focus on wellness of workforce through comprehensive well-being programs. And of course, when it comes to profit, we are hoping to give a significant multiples over a five year period, create employment and generate sustainable innovation and building wealth and other positive impact in local, national and global economies.

(15:41)(slide 36) So just to go into the summary, there is huge construction demand. We have an advanced technology proven. We’ve got a substantive global growth strategy. And as you can see, we’re looking to deliver a top line for about $4.2 billion. We will cross $1 billion revenue line and most likely within the first three to five years. We have an experience committed team, a strong order pipeline and of course, a carbon net zero environment for that.

(16:12) So that brings us to the end of this presentation. Kyle, happy to take any questions if you have any.

Speaker 1: Kyle Livingston

(16:20) No, I definitely appreciate it. But we’ll pass it off to the viewers as these catalysts and news continue to come into play. Consider subscribing for those updates.

(16:27) But on that note, as always, we definitely look forward to catching you guys in the next one for this fascinating story.

Speaker 2: Suchit Punnose

(16:32) Thank you, Kyle. (16:33) Thanks for your time.

Additional Information and Where to Find It

This Investor Presentation is filed by PHP Ventures Acquisition Corp., a Delaware corporation (the “Company” or “PHP”), together with Modulex Modular Buildings Plc, a company incorporated in England and Wales (“Modulex”), and Modulex Merger Sub, an exempted company formed in the Cayman Islands and wholly-owned subsidiary of Modulex (“Merger Sub”), in connection with the Business Combination Agreement dated as of December 8, 2022 (“Business Combination Agreement”), pursuant to which, among other things, PHP will merge with and into Merger Sub, with Merger Sub surviving the merger, structured as a target-on-top merger (the “Business Combination”) pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. The Investor Presentation is provided for informational purposes only, has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination, and does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of PHP, Modulex or the Business Combination.

In connection with the Business Combination, Modulex filed relevant materials with the with the U.S. Securities and Exchange Commission (“SEC”) including a registration statement on Form S-4 on September 27, 2023, which includes a proxy statement/prospectus (the “Registration Statement”). The Company urges its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents contain important information about PHP, Modulex and the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the stockholders of the Company as of the record date established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Stockholders of the Company and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Company’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the Business Combination because they will contain important information about PHP, Modulex and the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: PHP Ventures Acquisition Corp., CT 10-06, Level 10, Corporate Tower Subang Square, Jalan SS15/4G, Subang Jaya, 47500 Selangor, Malaysia, or +60 3 5888 8485. The information contained on, or that may be accessed through, the websites referenced in this Investor Presentation is not incorporated by reference into, and is not a part of, this Investor Presentation.

No Offer or Solicitation

This Investor Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

PHP, Modulex and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of PHP in PHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the proxy statement/prospectus that the Company intends to file with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Investor Presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Investor Presentation. To the fullest extent permitted by law under no circumstances will Modulex, PHP, Merger Sub, Sponsor or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Investor Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Investor Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Modulex nor PHP has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Investor Presentation does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of PHP, Modulex or the Business Combination. Viewers of this Investor Presentation should each make their own evaluation of PHP and Modulex and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Current Report on Investor Presentation contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Business Combination, including Modulex’s ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Business Combination, and PHP’s and Modulex’s expectations, plans or forecasts of future events and views as of the date of this Investor Presentation. PHP and Modulex anticipate that subsequent events and developments will cause PHP’s and Modulex’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of PHP or Modulex. In addition, this Investor Presentation includes a summary set of risk factors that may have a material impact on PHP, Modulex or the Business Combination, which are not intended to capture all the risks to which PHP, Modulex or the Business Combination is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (2) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Business Combination may not be completed by PHP’s business combination deadline; (4) the inability to complete the Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of PHP or Modulex for the Business Combination Agreement, to satisfy the minimum net tangible assets and minimum cash at closing requirements, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Business Combination Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by the Company’s stockholders; (6) the inability to obtain or maintain the listing of the Company’s common stock on Nasdaq following the Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Business Combination; (7) the effect of the announcement or pendency of the Business Combination on Modulex’s business relationships, operating results, and business generally; (8) risks that the Business Combination disrupts current plans and operations of Modulex; (9) the inability to realize the anticipated benefits of the Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Business Combination; (10) the possibility that PHP or Modulex may be adversely affected by other economic or business factors; (11) changes in the markets in which Modulex competes, including but not limited to with respect to its competitive landscape, technology evolution, or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that Modulex may not be able to execute its growth strategies; (14) the risk that Modulex experiences difficulties in managing its growth and expanding operations after the Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Modulex to grow and manage growth economically and hire and retain key employees; (17) risk that Modulex may not be able to develop and maintain effective internal controls; (18) the risk that Modulex may fail to keep pace with rapid technological developments to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new products and services; (20) the risk that Modulex is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to Modulex’s business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Business Combination Agreement or the Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; and (26) other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the SEC made by PHP. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PHP’s Registration Statement, Annual Report on Form 10-K, and Quarterly Reports on Form 10-Q filed with the SEC with respect to the Business Combination, and other documents filed by PHP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PHP nor Modulex presently know or that PHP and Modulex currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. PHP and Modulex anticipate that subsequent events and developments will cause PHP’s and Modulex’s assessments to change. However, while PHP and Modulex may elect to update these forward-looking statements at some point in the future, PHP and Modulex specifically disclaim any obligation to do so. Neither PHP nor Modulex gives any assurance that PHP or Modulex, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing PHP’s and Modulex’s assessments as of any date subsequent to the date of this Investor Presentation.